Exhibit 10.2

April 14, 2020

Robert Rozek

c/o Korn Ferry

1900 Avenue of the Stars, Suite 2600

Los Angeles, CA 90067

Re:	Employment Agreement dated as of February 6, 2012 between Korn Ferry (“Korn Ferry”) and Robert Rozek, as amended by that Amendment thereto dated December 28, 2015(“Employment Agreement”)

Dear Bob:

This letter serves to confirm a temporary modification of your annual rate of base salary in connection with your continuing employment relationship with Korn Ferry and the amendment of applicable terms and conditions of your Employment Agreement referenced above.

Specifically, you, as Executive Vice President, Chief Financial Officer and Chief Corporate Officer of Korn Ferry, have requested and the Compensation and Personnel Committee of the Board of Directors of Korn Ferry has agreed that a temporary reduction in your base salary is desirable in response to the current economic environment. As such, your base salary shall be temporarily reduced (ratably with other executive officers) by 50% to $287,500. The reduction will become effective May 1, 2020, and will remain in effect through August 31, 2020, after which it will be restored to its present level.

This temporary reduction of your base salary shall be disregarded for all other purposes under your Employment Agreement, and therefore shall have no impact on the potential for your annual cash and equity incentive awards for this or any other year, which will continue to be calculated off of your base salary as in effect prior to the May 1 reduction. Similarly, any other benefits applicable by reference to your base salary amount, including but not limited to the severance and change in control provisions in your Employment Agreement, will be calculated off of your base salary as in effect prior to the May 1 reduction. Further, this temporary reduction shall also have no impact on the amount of Korn Ferry shares you are required to own under our stock ownership guidelines, which shall continue to be calculated off of your base salary in effect prior to the May 1 reduction. In the event that you become entitled to severance under your Employment Agreement during the period of this temporary reduction due to termination of your employment during such period, you shall also be paid a lump sum equal to the total amount of foregone base salary pursuant to the 50% reduction above, payable with the first payment of your cash severance benefits.

It is agreed that this letter as it relates to the temporary salary reduction above shall not, alone, be a basis for Good Reason or any constructive termination claim and does not constitute Good Reason under your Employment Agreement. Except as otherwise modified in this letter agreement, your Employment Agreement remains unmodified and in full force and effect.

Please indicate your acceptance of this letter agreement amending your Employment Agreement by signing and dating a copy of this letter agreement in the spaces provided below and returning such signed and dated copy to me. I thank you for your continued commitment to Korn Ferry.

Sincerely,

/s/ Jonathan M. Kuai
Jonathan M. Kuai

ACCEPTED AND AGREED TO:

/s/ Robert P. Rozek	April 14, 2020
Robert P. Rozek	Date of Signature